Press Release

[Graphic omitted] Ahold

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  September 17, 2003
                                 For more information:  +31 75 659 57 20

Ahold Supervisory Board to change its composition

o    Chairman Henny de Ruiter to resign at shareholders' meeting

o    Karel Vuursteen to succeed De Ruiter

Zaandam, The Netherlands, September 17, 2003 - The Supervisory Board of Ahold announced today that it will change its composition in the months ahead. Henny de Ruiter will resign as Chairman of the Supervisory Board at the close of the General Meeting of Shareholders to approve the 2002 financial statements. This meeting is likely to be held in October 2003. De Ruiter will be succeeded as Chairman by Karel Vuursteen, who was appointed as Supervisory Board member on May 7, 2002.

Further changes to the Supervisory Board will be made at the 2004 Annual General Meeting of Shareholders, likely to be held in May 2004.

A nomination committee has been established to consider retirements and new members to the Ahold Supervisory Board.

Following the armotmcement on February 24, 2003, on accounting irregularities, the Supervisory Board took charge of the company's affairs. Its Chairman, Mr. de Ruiter, steered the company, together with the members of the Executive Board, through the initial difficult phase, including the securing of a Euro 2.65 billion credit facility to stabilize Ahold's financial situation. After the nomination of Anders Moberg as CEO in May 2003, the Supervisory Board has continued to oversee the transition of Ahold's business to a more stable environment.

The Supervisory Board now believes that a predominantly new team should assist Ahold in shaping its future.

Ahold Corporate Communications: +31.75.659.57.20

                                                  Albert Heijnweg1, Zaandam
                                                  P.O. Box 3050,1 500HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302